Exhibit 99.1

SYSTEMS XCELLENCE ANNOUNCES SECOND QUARTER FINANCIAL RESULTS
- 2006 revenue and adjusted EBITDA targets raised on the heels of strong quarterly and year-to-date performance -

LOMBARD, Illinois, August 3, 2006, Systems Xcellence Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), announces its financial results for the three- and six-month periods ended June 30, 2006. Financial references are in U.S. dollars unless otherwise indicated.

Highlights for Q2:
•	Revenue increased 52% to $18.5 million from $12.2 million in Q2 2005
•	Transaction processing revenue, which is the primary driver of recurring revenue, increased 75% to $9.0 million from $5.1 million
•	Revenue from recurring sources increased 51% to $12.7 million from $8.4 million
•	Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) increased 82% to $4.6 million or 25% of revenue from $2.5 million, or 21% of revenue[1]
•	Net income increased to $2.1 million, or $0.12 per fully-diluted share, from $1.5 million, or $0.10 per fully-diluted share
•	Increased “Book of Business” to $160 million at June 30, 2006, up from $140 million at March 31, 2006, and
•	Completed NASDAQ IPO, raised $38.7 million before share issuance costs

“Driven by strong organic growth in our transaction processing business we again delivered a significant increase to our recurring revenue base,” said Gordon S. Glenn, President and CEO of SXC. “We expanded our InformedRx customer base by seven clients as price transparency for prescription drugs remains a dominant issue for healthcare benefit providers. In addition, we hired two executives with extensive industry experience to help accelerate our presence and build our sales pipeline in the self-insured employer market and government sector.”

“One of our key achievements during the quarter was the completion of our $38.7 million U.S. IPO and subsequent listing on NASDAQ,” added Mr. Glenn. “As we generate more than 90% of our business in the U.S., achieving this milestone was a natural evolution for the Company and it will make our story accessible to a broader investor audience. With the proceeds we eliminated our debt in the third quarter, leaving us with more than $60 million in cash to help capitalize on organic and acquisitive growth opportunities.”

Q2 Financial Review
Revenue for the three-month period ended June 30, 2006 was $18.5 million, up 52% compared to $12.2 million in the same period last year. Revenue of a recurring nature was $12.7 million during this period, up 51% compared to $8.4 million in the second quarter of 2005. Transaction processing revenue was $9.0 million in the quarter, up 75% compared to $5.1 million in the same period last year.

Revenue from non-recurring sources was $5.8 million in the second quarter compared to $3.8 million in the same period of 2005, a 54% increase. Systems sales revenue (which includes both software and hardware license revenue) was $2.2 million in Q2, compared to $1.2 million in the prior year period, a 92% increase. Professional service revenue was $3.6 million compared to $2.6 million in the prior year period, a 36% increase. Second quarter revenue growth was driven primarily by the increase in transaction processing volume, along with consulting and implementation services to support our customers’ expansion and growth.

Gross profit margin for the second quarter was 60%, compared with 61% in the same period last year. Gross profit margin remained relatively flat as the increase in higher margin transaction processing revenue was partially offset by an increase in sales of lower margin professional services.

Product development expenses fell to $2.1 million, or 11% of revenue, from $2.3 million, or 19% in the same period last year. Product development expenses decreased as a percentage of revenue due primarily to personnel resources being temporarily allocated to professional services projects in Q2 2006.

Selling, general and administrative (SG&A) expenses were $4.4 million, or 23.5% of revenue, compared with $2.6 million, or 21.2% of revenue in the same period last year. SG&A expenses rose primarily due to additions to headcount, costs for Sarbanes Oxley initiatives and expenses related to preparation for the Company’s U.S. IPO and listing on NASDAQ.

Second quarter adjusted EBITDA1 was $4.6 million, or 24.9% of revenue, compared to $2.5 million, or 20.5% of revenue. Higher EBITDA primarily reflects the significant increase in revenue and an increase in higher margin transaction processing revenue, partially offset by an increase in project costs and the increase in SG&A expenses.

Net income for the second quarter was $2.1 million, or $0.12 per fully-diluted share compared with $1.5 million, or $0.10 per fully-diluted share, in the second quarter last year. Second quarter net income before tax was $3.3 million, compared to $1.6 million in the second quarter of 2005. SXC incurred an income tax expense of $1.2 million, an effective tax rate of 36%, compared to an income tax expense of $32,000 in the same quarter last year.

First Half 2006 Financial Review
Revenue for the six-month period ended June 30, 2006 was $37.9 million, up 66% compared to the same period last year. Revenue of a recurring nature was $25.1 million, an increase of 51%. Transaction processing revenue was $17.7 million, up 76% compared to last year.

Gross profit margin for the six-month period ended June 30, 2006, was 60%, compared to 59% in the same period last year. Higher gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services and an increase in the sale of high margin software licenses and transaction processing revenue during the current period.

Total operating expenses for the six-month period ended June 30, 2006, were $12.4 million, an increase of 29% compared to the same period last year. Adjusted EBITDA1 for the first half of 2006 was $10.3 million, or 27% of revenue, compared to $3.8 million, or 16.7% in the prior year period.

Net income for the six-month period ended June 30, 2006, was $7.7 million, or $0.43 per fully-diluted share, compared to $1.6 million, or $0.10 per fully-diluted share, in the same period last year. The increase in net income was due primarily to higher total revenue, an increase in higher margin transaction processing revenue and recognition of a future tax asset, partially offset by an increase in project costs and higher SG&A expenses.

Liquidity and Resources
On June 23, 2006, SXC completed a public offering of 3,200,000 common shares at a price of US$12.08 per share in the U.S. and CDN$13.50 in Canada, raising gross proceeds of approximately $38.7 million. In connection with the offering, SXC obtained approval to have its common shares quoted on NASDAQ under the symbol “SXCI”. Subsequent to quarter-end, the Company used US$12.8 million of the net proceeds to repay its outstanding line of credit and term loan with MCG Corporation, with the remainder earmarked for potential acquisitions, working capital and general corporate purposes.

As a result of the financing and its ongoing cash positive operations, SXC has a strong balance sheet from which to pursue its growth initiatives. At June 30, 2006, the company had a working capital position of $77.5 million, with cash and cash-equivalents of $73.4 million, compared with $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005. Following repayment of its credit facility, SXC has a cash and cash-equivalents balance of approximately $60 million.

In the second quarter of 2006, SXC generated cash from operations of $3.7 million, an increase of 76% compared to $2.1 million generated in the second quarter last year. For the six-month period ended June 30, 2006, SXC generated $6.3 million cash from operations, compared to $2.8 million generated in the same period last year.

2006 Financial Guidance
Based on strong quarterly and year-to-date performance, combined with a robust outlook for the remainder of the year, SXC is raising its 2006 financial guidance targets for the second time this year. The Company has now established the following financial goals for fiscal 2006:
•	Consolidated revenue of $75-78 million
•	Adjusted EBITDA of $19-21 million
•	Earnings per share (fully-diluted) of $0.69-0.72

In addition, for 2006, the Company expects to increase overall transaction processing levels by at least 96% to 290 million adjudicated and switched transactions.  Approximately 70 million of these transactions are expected to be the result of the Medicare Part D program.

1Adjusted EBITDA Reconciliation to Net Income
Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to amortization, debt service and income tax. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating Adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of Adjusted EBITDA to net income is shown below:

	For the three months ended		For the six months ended
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05

Adjusted EBITDA	$4,606,216	$2,527,133	$10,363,922	$3,840,640

Amortization	(1,049,922)	(927,664)	(1,946,547)	(1,656,387)

Stock-based compensation	(434,876)	(229,667)	(913,733)	(368,204)
Gain on sale of asset		626,342		626,342

Lease termination	-	-	(757,815)	-

Interest income (expense), net	171,116	(418,219)	264,441	(818,860)
Income tax recovery (expense)	(1,177,989)	(31,510)	680,809	(61,510)

Income after taxes	$2,114,545	$1,546,415	$7,691,077	$1,562,021

Notice of Conference Call
SXC will host a conference call on August 3, 2006 at 8:30AM (ET) to discuss its second quarter financial results. Mr. Gordon S. Glenn, President and CEO, will host the call. To participate on the call, please dial 416-644-3419 or 1-800-814-4853.

A replay of the call can be heard by dialling 416-640-1917 or 1-877-289-8525 and entering the reference code 21197034. The taped call is available until August 10, 2006.

A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Systems Xcellence
Systems Xcellence (SXC) is a leading provider of healthcare information technology solutions and services to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is headquartered in Milton, Ontario with offices and processing centers in Lombard, Illinois; Scottsdale, Arizona; Warminster, Pennsylvania; and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	June 30, 2006
(All amounts are in US dollars)	(unaudited)	December 31, 2005

ASSETS

Current assets:
Cash and cash equivalents	$73,375,030	$35,951,932
Accounts receivable, net of allowance for
doubtful accounts of $593,616, (2005 - $319,566)
	13,044,561	8,649,801
Unbilled revenue	1,503,859	1,001,971
Prepaid expenses	1,611,535	1,191,444
Inventory	353,235	437,674
Future tax asset	748,145	320,000
Total current assets	90,636,365	47,552,822

Capital assets	5,947,464	3,777,954

Deferred charges	693,663	787,686

Goodwill	13,996,147	13,996,147

Other intangible assets	12,037,000	12,829,000

Future tax asset	2,410,000	360,000

Other assets	2,000,000	2,000,000

Total assets	$127,720,639	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$698,202	$765,761
Accrued liabilities	6,908,501	4,833,151
Deferred revenue	3,684,571	3,131,031
Current portion of long-term liabilities	1,870,000	1,530,000
Total current liabilities	13,161,274	10,259,943

Long-term liabilities	10,579,048	11,572,858
Deferred leasehold inducement	757,815	-

Shareholders' equity:
Capital stock	99,194,104	64,047,220
Contributed surplus	2,632,105	1,718,372
Retained earnings (deficit)	1,396,293	(6,294,784)
	103,222,502	59,470,808
Total liabilities and shareholders' equity	$127,720,639	$81,303,609

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
(All amounts are in US dollars)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Revenue	$18,527,770	$12,209,203	$37,864,923	$22,781,870
Project costs	7,504,351	4,795,079	15,109,830	9,314,995
	11,023,419	7,414,124	22,755,093	13,466,875

Expenses:
Product development costs	2,064,027	2,295,666	4,169,389	4,456,975
Selling, general and administration	4,353,176	2,591,325	8,221,782	5,169,260
Amortization	1,049,922	974,675	1,946,547	1,750,063
Lease termination	-	-	757,815	-
Stock-based compensation	434,876	229,667	913,733	368,204
	7,902,001	6,091,333	16,009,266	11,744,502

Income before the undernoted	3,121,418	1,322,791	6,745,827	1,722,373

Net interest:
Income	(564,819)	(84,483)	(1,048,621)	(156,589)
Expense	393,703	455,691	784,180	881,773
	(171,116)	371,208	(264,441)	725,184

Gain on sale of land and building	-	626,342	-	626,342

Income before income taxes	3,292,534	1,577,925	7,010,268	1,623,531

Income tax expense (recovery) :
Current	1,119,329	31,510	1,797,336	61,510
Future	58,660	-	(2,478,145)	-
	1,177,989	31,510	(680,809)	61,510

Net income	$2,114,545	$1,546,415	$7,691,077	$1,562,021

Net income per share:
Basic	$0.12	$0.11	$0.45	$0.11
Diluted	$0.12	$0.10	$0.43	$0.10

Weighted average number of shares used
in computing net income per share:
Basic	17,059,144	14,591,921	17,005,410	14,587,841
Diluted	18,138,372	15,106,264	18,009,017	15,110,049

Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Retained earnings (deficit), beginning of period	$(718,252)	$(14,001,314)	$(6,294,784)	$(14,016,920)
Net income	2,114,545	1,546,415	7,691,077	1,562,021
Retained earnings (deficit), end of period	$1,396,293	$(12,454,899)	$1,396,293	$(12,454,899)

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
(All amounts are in US dollars)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Cash provided by (used in):

Operations:
Net income	$2,114,545	$1,546,415	$7,691,077	1,562,021
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	(626,342)	0	(626,342)
Amortization of capital assets	655,358	480,164	1,154,547	876,387
Amortization of intangible assets	394,564	447,500	792,000	780,000
Amortization of deferred charges	47,011	47,012	94,024	93,677
Stock-based compensation	434,876	229,667	913,733	368,204
Future tax asset	58,660	-	(2,478,145)	-
Increase in deferred leasehold inducements	-	-	757,815	-
Changes in non-cash operating working capital	17,407	(71,995)	(2,670,969)	(285,706)
Net cash provided by operations	3,722,421	2,052,421	6,254,082	2,768,241

Financing:
Proceeds from exercise of share-purchase options	69,581	6,373	151,578	12,533
Proceeds from issuance of common shares, net of costs	34,995,306	-	34,995,306	-
Financing costs related to long-term liabilities	-	-	-	50,000
Repayment of long-term liabilities	(326,905)	(754,112)	(653,810)	(767,051)
Net cash provided by (used in) financing	34,737,982	(747,739)	34,493,074	(704,518)

Investing:
Acquisition of HBS	-	(2,452,599)	-	(20,452,599)
Contingent consideration placed in escrow	-	(2,000,000)	-	(2,000,000)
Purchase of capital assets	(1,939,109)	(1,072,442)	(3,324,058)	(1,320,014)
Proceeds from disposal of capital assets	-	2,342,695	-	2,342,695
Net cash used in investments	(1,939,109)	(3,182,346)	(3,324,058)	(21,429,918)

Increase (decrease) in cash and cash equivalents	36,521,294	(1,877,664)	37,423,098	(19,366,195)

Cash and cash equivalents, beginning of period	36,853,736	12,148,112	35,951,932	29,636,643

Cash and cash equivalents, end of period	$73,375,030	$10,270,448	$73,375,030	10,270,448

For more information, please contact:

Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com